December 29, 2023
Via Electronic Transmission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
RE:	Davis Fundamental ETF Trust, File Nos.: 811‑23181, 333-213073
On behalf of Davis Fundamental ETF Trust (the “Registrant”), transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”), is Post-Effective Amendment No. 15 (the “Amendment”) to the Registrant’s Registration Statement on Form N‑1A (the “Registration Statement”) under the Securities Act of 1933 and Amendment No. 18 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the following series of the Trust: Davis Select U.S. Equity ETF, Davis Select Financial ETF, Davis Select International ETF, and Davis Select Worldwide ETF (the “Funds”).
For your reference, the Registrant is filing this Registration Statement in order to increase the disclosure relating to the Funds’ shareholder concentration risk. Except for this change in the copy of the Registration Statement, the disclosure in the Registration Statement is materially similar to the disclosure in the currently effective Registration Statement. For this reason we would respectfully request selective review pursuant to Investment Company Act Release No. 13768. I have included a comparison of this filing to the Registration Statement that is currently effective.
As indicated on the facing page of the Amendment, the Registrant has specified that it is to become effective on February 29, 2024, pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.
We would be happy to provide you with any additional information you may require or with copies of any of the materials referred to above. Please direct any communications relating to this filing to:
Lisa Cohen
Davis Selected Advisers, L.P.
2949 E. Elvira Road, Suite 101
Tucson, AZ 85756
520-806-7600
Sincerely,
/s/ Lisa Cohen
Lisa Cohen
Vice President and Chief Legal Officer